For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

NON-BROKERED PRIVATE PLACEMENT

December 12, 2006, Vancouver, BC – Pacific North West Capital Corp. (the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) announces a non-brokered private placement of up to 2,127,660 shares at $0.47 per share some of which will be flow-through shares for gross proceeds of up to $1,000,000.

The proceeds from the private placement will be used for winter drilling on the Company’s Option/Joint Venture with Xstrata plc in Timmins, Ontario and general working capital. A finder’s fee may be paid in cash, shares and/or warrants. The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp. (“PFN”)

PFN is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production. PFN is the Project Operator.

In late 2004, PFN established a Base Metals Division (Nickel) and has an Option/Joint Venture with Xstrata plc (formally Falconbridge Ltd.) in the Timmins Mining District. An extensive geophysical ground proofing exploration program, combined with a joint pulse EM survey, was recently completed and the results have identified several potential drill targets. PFN has expended approximately $1.6 million on the project to date. A winter drill program is slated and final preparations are being finalized.

On April 12, 2006, PFN acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A final report for the 2006 exploration program is expected before year end.

On August 1, 2006, PFN entered into a Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the province of Quebec. SOQUEM is a wholly owned subsidiary of the Société générale de financement du Québec ("SGF"). SGF’s mandate as an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

News Release	1	December 12, 2006

NON-BROKERED PRIVATE PLACEMENT

PFN is involved in an aggressive acquisition phase of its development and plans to add several new PGM and Base Metal projects to its portfolio in 2006/07. Prior to completion of the above mentioned placement, the Company has approximately $4 million in working capital and no debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	2	December 12, 2006